14049485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALICO LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE - SUITE 1425
(No. and Street)

NEW YORK (City) N.Y. (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN BOYAR 917-696-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CURCIO, WIESELTHIER & COHEN CPA'S.
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA (Address), NEW YORK (City), N.Y. (State) 10001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH BOYAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALICO LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BABCHUK ZHANNA MERSON
Notary Public - State of New York
NO. 01ME6290084
Qualified in New York County
My Commission Expires Oct 7, 2017

Kenneth Boyar
Signature

CCO, FINOP
Title

02.27.2014
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURCIO, WIESELTHIER & COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC

PALICO LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2013

PALICO LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Member
Palico LLC
New York, NY

Independent Registered Public Accounting Firm's Report

Report on the Financial Statements

We have audited the accompanying statements of Palico LLC (a limited liability company), which comprise of the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palico LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Curcio, Wieselthier & Cohen, C.P.A.'s, P.C.

New York, New York
February 18, 2014

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Member
Palico LLC
New York, NY

Report of Independent Registered Public Accounting Firm on Internal Controls of a Broker Dealer Claiming Exemption from Securities and Exchange Commission Rule 15c3-3

In planning and performing our audit of the financial statements of Palico LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences requires by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations of internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect, and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report and considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and used of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Curcio, Wieselthier & Cohen, CPA's, P.C.

New York, New York
February 18, 2014

PALICO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Current Assets:		
Cash	$	65,713
Accounts Receivable		5,700
Prepaid Expenses		6,266
Total Current Assets		77,679
Other Assets:		
Deposits		6,500
Total Assets	$	84,179

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	19,613
Deferred Revenue		14,582
Due to Member		1,823
Total Current Liabilities		36,018
Member's Equity:		
Member's Equity		48,161
Total Member's Equity		48,161
Total Liabilities and Member's Equity	$	84,179

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

PALICO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:	
Subscription Fee Income	$ 24,140
Total Revenue	24,140
Operating Expenses:	
Salaries and Wages	321,535
Regulatory and Consulting Expense	201,528
Rent	79,000
Professional Fees	40,082
Travel	25,272
Payroll Tax Expense	18,519
Insurance	13,131
Miscellaneous Expense	3,484
Bank Service Charges	3,266
Seminars and Training	3,265
Computer and Internet	3,234
Bad Debt Expense	3,000
Platform Processing Fees	1,823
Total Operating Expenses	717,139
Net Income (Loss) From Operations	(692,999)
Other Income and (Expenses)	
Gain (Loss) on Foreign Currency Transactions	139
Income (Loss) Before Provision for Income Taxes	(692,860)
Provision for Income Taxes	50
Net Loss	$ (692,910)

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

PALICO LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

		Member's Equity
Balance at January 1, 2013	$	147,649
Net Loss		(692,910)
Member's Contributions		593,422
Member's Withdrawals		-
Balance at December 31, 2013	$	48,161

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report"

PALICO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:	
Net Loss	$ (692,910)
Adjustments To Reconcile Net Income To Net Cash Provided By (Used For) Operating Activities:	
(Increase) or Decrease in Current Assets:	
Accounts Receivable	1,800
Prepaid Expenses	8,093
Increase or (Decrease) in Current Liabilities:	
Accrued Expenses	(54,999)
Deferred Revenue	14,582
Due to Member	1,823
Net Cash Provided By (Used For) Operating Activities	(721,611)
Cash Flows From Investing Activities:	
None	-
Net Cash Provided By (Used For) Investing Activities	-
Cash Flows From Financing Activities:	
Member's Contributions	593,422
Net Cash Provided By (Used For) Financing Activities	593,422
Net Decrease in Cash	(128,189)
Cash at Beginning of Year	193,902
Cash at End of Year	$ 65,713
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Taxes	$ 50
Interest	$ -

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report"

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Palico LLC ("The Company") was established in January 2001, operates a platform that provides to its clients a listing of private placement offerings. The platform is utilized by Investors to initiate contact with a Sponsor who can then provide the Investor with additional information regarding the Sponsor as well as information about specific investment opportunities. The Platform does not function as a placement agent or finder. Palico revenues are generated solely from subscription fees charged for becoming a user of the Platform. The Company is also registered with the Financial Industry Regulatory Authority ("FINRA").

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Income Taxes

The Company was formed as a single member LLC, however has elected to be treated as a corporation for federal and state income tax purposes.

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2013, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2010.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

D) Revenue Recognition / Deferred Revenue

The Company receives subscription fees from its clients. Fees received for the current year's membership are recognized as revenue in the current year. The revenue arising from fees received in advance of subscription services rendered are deferred until earned.

E) Regulatory Requirements

The Company is registered as a broker-dealer and, accordingly, is subject to the net capital rules of the SEC, the PCAOB and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G) Management Review

The Company has performed an evaluation of subsequent events through February 18, 2014, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2013.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company periodically advances monies to/from the 100 percent member, Palico SAS.

As of December 31, 2013, the amount due to Palico SAS totaled $1,823.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2013 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2013, there were no uninsured amounts.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space in New York City. The previous lease expired on December 31, 2013. The lease was renegotiated and renewed, for the six months period beginning January 1, 2014 and expires on June 30, 2014 and may be renewed for an additional six-month period. The monthly rental payment of $1,500 includes workspace, utilities, insurance, taxes and other operating costs.

Rent expense for the year ended December 31, 2013 totaled $79,000.

NOTE 5 – PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

Federal Corporation Tax	$	-
New York State Franchise Tax		50
New Yor City Corporation Income Tax		-
Total	$	50

NOTE 5 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 18, 2014, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2013.

PALICO LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2013

PALICO LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER TO SEC RULE 15c3-1

DECEMBER 31, 2013

Net Capital		
Total member's equity	$	48,161
Deduct: member's equity not allowable for net capital		-
Total member's equity qualifies for net capital		48,161
Add: subordinated borrowings allowable in computation of		-
Add: Other Deductions or Allowable Credits		14,582
Total capital and allowable subordinated borrowings		62,743
Deductions and/or changes:		
Non-allowable assets:		
Security Deposit	$	6,500
Prepaid Expenses		6,265
Accounts Receivable		5,700
Total deductions and/or changes:		18,465
Net Capital before haircuts on securities positions		44,278
Haircuts on securities		-
Net Capital	$	44,278
Aggregate indebtedness		
Items included in statement of financial condition:		
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$	36,018
Total aggregate indebtedness	$	36,018
Minimum net capital required	$	5,000
Excess net capital	$	39,278
Excess net capital of the greater of 10 percent of total aggregate indebtness Or 120 percent of minimum net capital required	$	38,278
Percentage of aggregate indebtedness to net capital		81%
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2013):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$	44,278
Net audit adjustments resulting in increased capital		
Net Capital per above	$	44,278

PALICO LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

PALICO LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

PALICO LLC

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2013

NONE